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09042287

SEC
Mail Processing
Section

AUG 3 1 2009

Washington, DC
122

EDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC FINANCIAL ASSOCIATES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30240 RANCHO VIEJO ROAD SUITE A
(No. and Street)

SAN JUAN CAPISTRANO (City) CA (State) 92675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES MANN 949 493 5902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELIZABETH TRACTENBERG
(Name – *if individual, state last, first, middle name*)

10680 W. PICO SUITE 260 (Address) LOS ANGELES (City) CA (State) 90064 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/24

OATH OR AFFIRMATION

I, CHARLES MANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC FINANCIAL ASSOCIATES INC, as of JUNE 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

RAYMOND J. HEWITT
Commission # 1793160
Notary Public - California
Orange County
My Comm. Expires Mar 8, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pacific Financial Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2009

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Independent Auditor's Report

Board of Directors
Pacific Financial Associates, Inc.
San Juan Capistrano, California

I have audited the accompanying statement of financial condition of Pacific Financial Associates, Inc. ("the Company"), as June 30, 2009 and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Pacific Financial Associates, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 4, 2009

Pacific Financial Associates, Inc.
Statement of Financial Condition
June 30, 2009

Assets

Cash and cash equivalents		$ 44,429
Clearing broker deposit		977
Commissions receivable		61,632
Investments		6,393
Property and equipment		
Equipment	$ 78,219	
Furniture and fixtures	18,399	
Leasehold improvements	40,000	
Accumulated depreciation	(119,669)	
Property and equipment - net		16,949
Total assets		$ 130,380

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 466
Income taxes payable	3,567
Deferred tax liability	1,196
Commissions payable	55,855
	61,084
Liabilities subordinated to claims of general creditors	30,000
Total liabilities	91,084
Stockholder's equity	
Common stock ($0 par value, 100,000 shares authorized, 51,000 shares issued and outstanding)	0
Paid-in capital	2,000
Retained earnings	37,296
Total stockholder's equity	39,296
Total liabilities and stockholder's equity	$ 130,380

The accompanying notes are an integral part of these financial statements.

Pacific Financial Associates, Inc.
Statement of Income
For the year ended June 30, 2009

Revenues		
Commissions income	$	783,205
Unrealized gain on securities held		3,093
Interest		2,101
Total revenues		788,399
Expenses		
Commissions expense		484,685
Computer expense		1,138
Depreciation		1,333
Insurance		11,856
Interest expense		3,156
Office expense		4,497
Payroll taxes		8,747
Pension		4,050
Postage		1,126
Professional services		4,933
Regulatory fees		3,780
Rent		84,000
Repairs and maintenance		6,000
Salaries, wages and related expenses		135,000
Telephone		1,661
Travel and entertainment		4,098
Utilities		2,668
All other expenses and adjustments		(124)
Total expenses		762,604
Net income before income tax provisions		25,795
Income tax provision		5,562
Net income	$	20,233

The accompanying notes are an integral part of these financial statements.

Pacific Financial Associates, Inc.
Statement of Changes in Stockholder's Equity
For the year ended June 30, 2009

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, June 30, 2008	51,000	$ 2,000	$ 0	$ 17,063	$ 19,063
Net Income				20,233	20,233
Balance, June 30, 2009	51,000	$ 2,000	$ 0	$ 37,296	$ 39,296

The accompanying notes are an integral part of these financial statements.

Pacific Financial Associates, Inc.
Statement of Cash Flows
For the year ended June 30, 2009

Cash flows from operating activities:		
Net income		$ 20,233
Add back depreciation		1,333
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Clearing broker deposit		(977)
Commissions receivable		(44,601)
Value of investments		(3,093)
(Decrease) increase in:		
Accounts payable and accrued expenses		211
Income taxes payable		3,567
Deferred tax liability		1,196
Loans payable - inventory		40,528
Net cash and cash equivalents provided by (used in) operating activities		18,397
Cash flows from investing activities:		
Purchase of equipment		(1,317)
Net cash and cash equivalents (used in) investing activities		(1,317)
Cash flows from financing activities:		-
Net increase (decrease) in cash and cash equivalents		17,080
Cash and cash equivalents at beginning of year		27,349
Cash and cash equivalents at end of year		$ 44,429
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 3,156	
Cash paid for taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Pacific Financial Associates, Inc.
Notes to Financial Statements
June 30, 2009

Note 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pacific Financial Associates, Inc. (the "Company") was organized in the state of California on September 24, 1984. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency (FINRA) and the Securities Investment Protection Corporation ("SIPC").

The Company provides investment-banking services in raising capital or acquiring or divesting operations to companies located in the United States of America.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards N. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses of benefits are recognized as a result of the changes in the assets and liabilities is based on provisions of enacted federal and state tax laws.

Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 5 to 7 years. Leasehold improvements are computed on a straight line method over 31.5 years.

Pacific Financial Associates, Inc.
Notes to Financial Statements
June 30, 2009

Note 2: INCOME TAXES

The components of the income tax provision are as follows:

	Current	Deferred	Total
State tax expense	$ 1,715	$ 469	$ 2,184
Federal tax expense	2,652	726	3,378
Total income tax expense	$ 4,367	$ 1,195	$ 5,562

The Company has available at June 30, 2009, $2,528 unused operating loss carry-forwards, which were applied against current taxable income.

Note 3: NOTE PAYABLE – STOCKHOLDER

$30,000 loan from stockholder at 10% per annum, with principal due February 28, 2010. The entire $30,000 has been designated and approved by FINRA as a subordinated loan.

Note 4: RELATED PARTY TRANSACTIONS

The Company has a long term lease agreement with the sole stockholder. See Note 6.

Note 5: SALARY DEFERRAL PLAN

The Company has a salary deferral plan for the benefit of its employees called a SIMPLE IRA plan. Under a SIMPLE IRA plan, the employer makes contributions to traditional IRAs (SIMPLE IRAs) set up for each of its eligible employees. Each employee is always 100% vested in (or, has ownership of) all money in his or her SIMPLE IRA. During the year ended June 30, 2009, the Company contributed $4,050 or 3% of salary.

Note 6 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company rents facilities under a non-cancelable triple net agreement expiring February 28, 2014 from a company owned by the sole stockholder of Pacific Financial Associates, Inc. The future minimum annual aggregate lease payments required under operating leases that have initial or remaining non cancelable lease terms in excess of one year are as follow:

2010	$ 84,000
2011	84,000
2012	84,000
2013	84,000
2014	56,000
	$ 392,000

Rental expense for the year was $84,000 for the fiscal year ended June 30, 2009.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

At times during the year ended June 30, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 7 – OFF BALANCE SHEET RISK

The Company maintains a bank account at a financial institution with a balance that may exceed $250,000 from time to time, the statutory limit of federal depository insurance. Should this financial institution fail, the Company could possibly incur a material loss.

Note 8: NET CAPITAL REQUIREMETS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Net capital and aggregate indebtedness change day to day, but on June 30, 2009, the Company had a net capital of $45,533, which was $40,533 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($61,084) to net capital was 1.34 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Pacific Financial Associates, Inc.
Statement of Liabilities Subordinated to Creditors
June 30, 2009

	Balance June 30, 2008	Additions	Deletions	Balance June 30, 2009
Charles Mann 10% interest, payable monthly principal due February 28, 2010	$ 30,000	$ 0	$ 0	$ 30,000
Total	$ 30,000	$ 0	$ 0	$ 30,000

The accompanying notes are an integral part of these financial statements.

Pacific Financial Associates, Inc.
Schedule I - computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2009

Computation of net capital		
Total stockholder's equity		$ 39,296
Plus: Subordinated debt		30,000
Less: Non Allowable assets		
Commissions receivable net of commissions payable	$ (5,777)	
Equipment net	(16,949)	
Total adjustments		(22,726)
Net capital before haircuts		46,570
Less: Haircuts		
Money market 2%		(78)
Investments 15%		(959)
Net capital		$ 45,533
Computation of net capital requirements		
Minimum net capital requirements		
6-2/3% of net aggregate indebtedness	$ 4,072	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		40,533
Ratio of aggregate indebtedness to net capital	1.34 : 1	
Computation of aggregate indebtedness:		
Total liabilities	$ 61,084	

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$ 47,585
Audit adjustments:	
Investments	6,393
Non allowable commissions	(5,777)
Haircuts on investment	(959)
Other audit adjustments	(1,709)
Net capital per audit	$ 45,533

See independent auditor's report.

Pacific Financial Associates, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

A computation of reserve requirements is not applicable to Pacific Financial Associates, Inc. as the Pacific Financial Associates, Inc. qualifies for exemption under Rule 15c3-3(k) (2) (ii)

See independent auditor's report.

Pacific Financial Associates, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of June 30, 2009

Information relating to possession or control requirements is not applicable to Pacific Financial Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (ii).

See independent auditor's report.